UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1.                                      English translation of a letter dated November 15, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 15, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Report of notification received in the case entitled “Asociación de Consumidores del NOA versus Telecom Personal S.A. Re. Consumer Defense Law”

Dear Sirs,

I am writing to you in my capacity as Attorney-in-Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the Company, as surviving entity following the merger with Telecom Personal S.A. (“Telecom Personal”), has been notified of the class action initiated by the Consumers Association of the Northwest (Asociación de Consumidores del NOA, or “ACONOA”) in the abovementioned case, pending before the Federal Court No. 1 of Tucumán.

The class action initiated by ACONOA seeks, in summary, that the Company be ordered to return to Tucuman users of the mobile telephone service provided by Telecom Personal the total amount corresponding to the service charged but not provided on the occasion of the service outage on March 3, 2015 plus interest and 25% of the amount charged, and to pay an additional amount for punitive damages.

The claim is for an undetermined amount.

The Company, with the assistance of its legal advisors, will timely respond to the claim, rejecting it.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 15, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations